

09057739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	48984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**1/1/2008**___ AND ENDING **12/31/2008**_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jackson National Life Distributors, LLC**

OFFICIAL USE ONLY	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7601 Technology Way_____

(No. and Street)

Denver, Colorado, 80237_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_**J. Douglas Townsend**_____**720-489-6525**_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP_____

(Name – if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202_____

(Address)   (City)   (State) SEC   (Zip Code)

CHECK ONE:

PROCESSED

Mail Processing
Section

☒ Certified Public Accountant

MAR 1 1 2009 ℰ

FEB 26 2009

☐ Public Accountant

THOMSON REUTERS

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
103

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **J. Douglas Townsend** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Jackson National Life Distributors, LLC** , as of **December 31** , 20 **08** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

SVP, Chief Financial Officer
Title

My Commission Expires 07/09/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Financial Statements and Supplementary Information

December 31, 2008

(With Independent Auditors' Report
and Supplemental Report on Internal Control)

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Financial Statements and Supplementary Information

Independent Auditors' Report

The Board of Managers and Member
Jackson National Life Distributors, LLC.:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors, LLC. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors, LLC. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Denver, Colorado
February 18, 2009

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	1,358,945
Fees receivable		3,446,589
Contingent deferred sales charges		42,877
Total assets	$	4,848,411

Liabilities and Member's Equity

Liabilities:		
Payable to affiliate	$	3,384,526
Payable to broker-dealers		77,189
Total liabilities		3,461,715
Member's equity:		
Capital contribution		300,000
Retained earnings		1,086,696
Total member's equity		1,386,696
Total liabilities and member's equity	$	4,848,411

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)
Statement of Operations

Year ended December 31, 2008

Revenues:	
Service fee income and expense reimbursement, from affiliate	$ 153,190,110
12b-1 fee income	53,857,552
Mutual fund sales charges	841,402
Interest income	24,518
Total revenues	207,913,582
Expenses:	
Commissions expense	80,452,319
Compensation and benefits	42,039,335
Marketing	43,771,343
Travel and entertainment	7,583,144
Printing	7,119,204
Literature distribution	3,566,825
Occupancy expenses	10,940,160
Commissions paid to other broker-dealers	1,060,679
Other expenses	11,180,573
Total expenses	207,713,582
Net income	$ 200,000

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Member's Equity

Year ended December 31, 2008

	Capital contribution	Retained earnings	Total member's equity
Balances, December 31, 2007	$ 300,000	$ 886,696	$ 1,186,696
Net income	-	200,000	200,000
Balances, December 31, 2008	$ 300,000	$ 1,086,696	$ 1,386,696

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)
Statement of Cash Flows
Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	200,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in fees receivable		1,720,845
Decrease in contingent deferred sales charges		174,522
Decrease in payable to affiliate		(1,697,684)
Increase in payable to broker-dealers		18,534
Net cash provided by operating activities		416,217
Increase in cash and cash equivalents		416,217
Cash and cash equivalents, beginning of year		942,728
Cash and cash equivalents, end of year	$	1,358,945

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

Jackson National Life Distributors, LLC. (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson) insurance and annuity products, which are regulated under federal securities laws. The Company is a wholly owned subsidiary of Jackson which, in turn, is an indirect wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the Managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation or liability of the Company, except to the extent expressly assumed. Management believes that Jackson will continue to provide equity funding for the Company's operations through at least January 1, 2010 if needed.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Income Taxes

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no material effect on the accompanying financial statements.

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for United States federal or state income taxes in the accompanying financial statements. If the Company had been a separate taxable entity, it would have recorded a tax expense of $133,000 for the year ended December 31, 2008. The variance from the expected tax expense of $80,000 based on a 40% federal and state tax rate is due to the provision of the cost allocation agreement discussed in note 2.

(e) *Use of Estimates*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(2) Service Fee Income and Expense Reimbursement from Affiliate

The Company has a cost allocation agreement with Jackson whereby the Company assists in making arrangements with broker-dealers for the distribution of Jackson insurance and annuity products and in promoting the sale thereof through such broker-dealers. Pursuant to the agreement, the Company is required to perform various services including technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, and for reimbursement of expenses incurred, the Company was compensated $153,190,110 during 2008. This agreement provides for the Company to earn a maximum net income of $200,000 per year.

Jackson provides personnel, services, and office space to the Company under the agreement which is considered by management to be reasonable to both parties. The Company reimbursed Jackson for administrative expenses, primarily representing salaries, employee benefits, and other promotional expenses, which are initially paid by Jackson in the amount of $206,652,903 for 2008. Because of this agreement, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. The monthly reimbursement to Jackson is not required to be paid until the Company receives the monthly 12b-1 fee income discussed in note 3.

(3) 12b-1 Fee Income

In conjunction with its services as the principal distributor and sales and marketing organization for the Jackson insurance and annuity products, the Company has entered into a Distribution Agreement with JNL Series Trust (the Trust), an open-end management investment company registered under the Investment Company Act of 1940, pursuant to a Distribution Plan adopted by the Trust under the Securities and Exchange Commission Rule 12b-1. The Company receives a monthly fee from the Trust based upon the average daily net assets attributable to the Class A Shares of select funds in the Trust.

Furthermore, the Company has entered into a Distribution Agreement with JNL Investors Series Trust (the Retail Trust), an open-end management investment company registered under the Investment Company Act of 1940, pursuant to a Distribution Plan adopted by the Retail Trust under the Securities and Exchange Commission Rule 12b-1. The Company receives a monthly fee from the Trust based upon the average daily net assets attributable to the Class A and Class C Shares of select funds in the Trust. In addition, the Company receives a front-end sales charge on Class A Shares of select funds in the Trust based upon aggregate net investment into a fund.

7

(4) Regulatory Pronouncements

In October 2003, the Financial Industry Regulatory Authority issued Notice to Members 03-63 (NTM 03-63) which outlines the Securities and Exchange Commission (SEC) guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the SEC Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation agreement referred to in note 2.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 2.75 to 1 and net capital was $1,257,934, which was $1,027,153 in excess of the minimum capital required of $230,781.

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2008

Net capital:		
Total member's equity qualified for net capital	$	1,386,696
Deductions for nonallowable assets:		
Fees receivable		62,063
Contingent deferred sales charges		42,877
Net capital before haircuts on securities positions		1,281,756
Haircuts on securities positions:		
Money market funds		23,822
Net capital	$	1,257,934
Aggregate indebtedness	$	3,461,715
Total aggregate indebtedness	$	3,461,715
Computation of basic net capital requirement:		
6-2/3% of total aggregate indebtedness (or $5,000, if greater)	$	230,781
Excess net capital	$	1,027,153
Excess net capital at 1,000%	$	911,763
Ratio: Aggregate indebtedness to net capital		275%

Note: The computation of net capital under Rule 15c-1 as of December 31, 2008, computed by the Company, in its Form X-17a-5, Part II, filed with Financial Industry Regulatory Authority on January 23, 2009 does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying independent auditors' report.

**Independent Auditors' Report on Internal Control Required by
Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming
an Exemption from Rule 15c3-3 of the Securities and Exchange Commission**

The Board of Managers and Member
Jackson National Life Distributors, LLC:

In planning and performing our audit of the financial statements of Jackson National Life Distributors, LLC. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

Denver, Colorado
February 18, 2009

